EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Nine Months ended
	February 28,	February 29,	Year Ended May 31,
In thousands except ratios	2009	2008	2008	2007	2006	2005	2004
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$32,482	$89,591	$126,673	$150,491	$(8,814)	$62,255	$59,096
Fixed charges	39,578	25,291	35,012	32,515	38,929	30,044	31,240
Amortization of capitalized interest	1,735	825	1,201	1,100	1,100	1,100	1,100
Less: Interest capitalized	(9,707)	(20,764)	(26,462)	(12,855)	(1,526)	--	--

Adjusted earnings	$64,088	$94,943	$136,424	$171,251	$29,689	$93,399	$91,436

Fixed charges
Interest expensed and capitalized	$31,210	$19,859	$27,716	$25,574	$31,229	$21,824	$21,012
Net amortization of debt discount, premium and issuance expense	3,382	905	1,251	1,355	1,452	1,709	3,090
Interest portion of rent expense	4,986	4,527	6,045	5,586	6,248	6,511	7,138

Total fixed charges	$39,578	$25,291	$35,012	$32,515	$38,929	$30,044	$31,240

Ratio of earnings to fixed charges	1.62	3.75	3.90	5.27	.76	3.11	2.93

Deficiency of earnings to cover fixed charges	$--	$--	$--	$--	$9,240	$--	$--